Exhibit 99.B(h)(xiv)

AMENDED AND RESTATED EXPENSE WAIVER AND
REIMBURSEMENT AGREEMENT

THIS AMENDED AND RESTATED EXPENSE WAIVER AND REIMBURSEMENT AGREEMENT (this “Agreement”) is made as of this 21st day of June, 2018, between The Arbitrage Funds, a Delaware trust (the “Trust”), and Water Island Capital, LLC, a Delaware limited liability company (hereinafter referred to as the “Adviser”).

RECITALS

WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, as may be amended or modified from time to time (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide, or arrange for the provision of, investment advisory services to the Trust on behalf of the Trust’s series, the Water Island Credit Opportunities Fund (formerly The Arbitrage Credit Opportunities Fund) (the “Fund”); and

WHEREAS, the Trust and the Adviser believe that capping the total expenses, excluding taxes, interest, dividends on short positions, brokerage commissions, acquired fund fees and expenses (as defined in Form N-1A under the Investment Company Act of 1940, as amended, or any successor form thereto) and other costs incurred in connection with the purchase or sale of portfolio securities, of shares of the Fund, will enable the Fund to target niches within the load and no-load product market and will benefit the Fund.

AGREEMENT

NOW, THEREFORE, the parties hereto do hereby agree as follows:

1.     EXPENSE WAIVER AND REIMBURSEMENT BY THE ADVISER. The Adviser agrees to waive all or a portion of its management fee and, if necessary, to bear certain other expenses, excluding taxes, interest, dividends on short positions, brokerage commissions, acquired fund fees and expenses and other costs incurred in connection with the purchase or sale of portfolio securities, associated with operating the Fund to the extent necessary to limit the Fund’s annualized expenses to the annual rate of [1.23%], [0.98%], [1.98%] and [1.23%] of the Fund’s average daily net assets allocable to its Class R shares, Class I shares, Class C shares and Class A shares, respectively, for the period from the date of this Agreement until [September 30, 2020].

2.     DUTY OF FUND TO REIMBURSE. The Fund agrees to reimburse the Adviser such waived fees (but not expenses borne) in later years provided, however, that the Fund is not obligated to pay any such waived fees more than three years after the date the fee was waived.

3.     ASSIGNMENT. No assignment of this Agreement shall be made by the Adviser without the prior consent of the Trust.

4.     DURATION AND TERMINATION. This Agreement shall remain in effect until [September 30, 2020] (the “Initial Term”). [This Agreement shall continue automatically for periods of one year (each such one year period, a “Renewal Year”) following the Initial Term.] This Agreement may be terminated, as to any succeeding Renewal Year, by either party upon 60 days’ written notice prior to the end of the current Initial Term or then current Renewal Year.

Notwithstanding the foregoing, this Agreement may be terminated by the Board of Trustees of the Trust at any time if it determines that such termination is in the best interest of the Fund and its shareholders. This Agreement shall automatically terminate upon the termination of the Advisory Agreement.

5.     This Agreement represents the entire agreement between the parties regarding its subject matter and supersedes the Amended and Restated Expense Reimbursement Agreement between the parties with respect to the Fund dated as of April 3, 2017.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

THE ARBITRAGE FUNDS		WATER ISLAND CAPITAL, LLC

By	/s/ John S. Orrico	By	/s/ John S. Orrico
Name:	John S. Orrico	Name:	John S. Orrico
Title:	President	Title:	President